Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: March 8, 2011

For Immediate Release

Zoran Corporation:	Investors:
Karl Schneider	Bonnie McBride
Chief Financial Officer	(415) 454-8898
(408) 523-6500	bonnie@avalonir.com
ir@zoran.com

Company Web Site:

www.zoran.com

Zoran Comments on Results of Ramius Consent Solicitation

SUNNYVALE, CA—(March 8, 2011) Zoran Corporation (NASDAQ: ZRAN), a leading provider of digital solutions for applications in the digital entertainment and digital imaging markets, today confirmed that Ramius Value and Opportunity Master Fund Ltd, a Zoran stockholder, has delivered the requisite consents to elect three new independent directors to Zoran’s Board of Directors in substitution for three of Zoran’s current independent Board members.

“We welcome the new directors to the Zoran Board and look forward to working together on behalf of our stockholders,” said Dr. Levy Gerzberg, president and chief executive officer of Zoran. “We would also like to thank our three departing board members for their many years of service and contribution to Zoran’s success.”

“We are pleased with the conclusion of the consent solicitation which will enable Zoran’s executives to return all of their attention to running the business and serving Zoran’s customers,” said Jeffrey C. Smith, Ramius Partner Managing Director. “We look forward to working constructively with the Board and management.”

As previously announced, Zoran has entered into a merger agreement under which Zoran will merge with CSR plc. Completion is expected in the second quarter of 2011 and is subject to the approval of CSR and Zoran stockholders, regulatory approvals and other customary closing conditions.

About Zoran Corporation

Zoran Corporation, based in Sunnyvale, California, is a leading provider of digital solutions in the growing digital entertainment and digital imaging markets. With two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications, and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, broadband receiver (silicon tuners), Blu-ray Player, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. With headquarters in the U.S. and additional operations in China, France, Germany, India, Israel, Japan, Korea, Taiwan and the U.K., Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-523-6500.

This announcement is not a prospectus. It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger or otherwise. Any acceptance or response to the Merger should be made only on the basis of the information referred to, in respect of CSR shareholders, a shareholder circular seeking the approval of CSR shareholders for the Merger and issuance of ADSs to Zoran shareholders (the “Circular”) and a prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK Prospectus”) or, in respect of the Zoran shareholders, the Proxy Statement and US Prospectus (the “Proxy Statement/Prospectus”) which will form part of the Registration Statement on Form F-4 (the “Registration Statement”) that will be filed by CSR.

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed merger, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of Zoran and each of CSR and Zoran plan to file other documents with the SEC regarding the proposed merger. The definitive proxy statement/prospectus will be mailed to stockholders of Zoran. Shareholders of CSR and Zoran are advised to read carefully the formal documentation in relation to the Merger once it has been despatched. The proposals for the Merger will, in respect of the CSR Shareholders, be made solely through the Circular, and, in respect of the Zoran Shareholders, be made solely through a Proxy Statement/Prospectus. Both the Circular and the UK Prospectus and the Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the Merger will be implemented, including details of how to vote with respect to the implementation of the Merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the CSR Shareholders, in the Circular and the UK Prospectus, or, in respect of the Zoran Shareholders, in the Proxy Statement/Prospectus.

How to find further information

Copies of the UK Prospectus and the Circular will, from the date of posting to CSR Shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR Shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR’s website www.csr.com. On or prior to the date of posting to Zoran Shareholders, CSR will also file with the SEC the Registration Statement for the Merger on Form F-4 which will include a Proxy Statement of Zoran and will also constitute a US prospectus of CSR. In connection with the consent solicitation by Ramius LLC (“Ramius”), Zoran has filed with the SEC a preliminary consent revocation statement and plans to file a final consent revocation statement (the “Consent Revocation Statement”).Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement, Consent Revocation Statement and any other documents filed by Zoran with the SEC in connection with the proposed Merger at the SEC’s website at http://www.sec.gov and at Zoran’s website at www.Zoran.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT AND F-4 REGISTRATION STATEMENT AND US PROSPECTUS AND THE CONSENT REVOCATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME

AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

It is anticipated that the UK Prospectus and the Circular will be made public and the Proxy Statement/Prospectus will be mailed to Zoran shareholders around the end of April/beginning of May 2011.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the Merger, the expected accretive effect of the Merger on the combined companies financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the Merger; and (iii) the effects of government regulation on CSR’s, Zoran’s or the Merged Company’s business (iv) the other statements set forth in the two CEO quotes and under “Strategic Rationale” and “Financial Rationale” contained herein; (v) the Share Buyback and (vi) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Merger or to satisfy other conditions to the Merger on the proposed terms and timeframe; the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Merged Company, following the implementation of the Merger or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR or the Merged Company for the current or future financial years would necessarily match or exceed the historical published figures.